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Exhibit 12.1

THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)
(Unaudited)

		For the Years Ended
	For the Quarter Ended March 31, 2002
		December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998	December 28, 1997
Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes and income from joint ventures	$89,226	$332,204	$637,830	$501,912	$454,423	$384,655
Less: Gain on disposition of assets and other-net	1,250	5,000	85,349	—	18,452	20,388
Distributed earnings from less than fifty percent owned affiliates	150	14,859	19,375	13,061	18,192	14,982
Less: Pre-tax preferred stock dividends	—	—	—	—	—	129

Adjusted pre-tax earnings from continuing operations	88,126	342,063	571,856	514,973	454,163	379,120
Fixed charges less capitalized interest	14,419	64,069	80,876	63,313	56,029	54,805

Earnings from continuing operations before fixed charges	$102,545	$406,132	$652,732	$578,286	$510,192	$433,925

Fixed charges
Interest expense, net of capitalized interest	$11,567	$51,405	$68,566	$52,503	$46,927	$45,039
Capitalized interest	234	459	—	—	173	5,394
Less: Pre-tax preferred stock dividends	—	—	—	—	—	129
Portion of rentals representative of interest factor	2,852	12,664	12,310	10,810	9,102	9,895

Fixed charges	$14,653	$64,528	$80,876	$63,313	$56,202	$60,199

Ratio of earnings to fixed charges	7.00	6.29	8.07	9.13	9.08	7.21

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Company's Form 10-K for the period ended December 30, 2001 and the Company's Form 10-Q for the quarter ended March 31, 2002.

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THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Dollars in thousands, except ratios) (Unaudited)